INVESTMENT MANAGERS SERIES TRUST

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

March 30, 2017

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of AAM/Bahl & Gaynor Income Growth Fund and AAM Select Income Fund

Ladies and Gentlemen:

This letter summarizes the comment provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on March 30, 2017 regarding the amendment of the Registrant’s registration statement filed on Form N-1A with respect to the new Class T shares of the AAM/Bahl & Gaynor Income Growth Fund and AAM Select Income Fund (together, the “Funds”), each a series of the Registrant. A response to the comment is included below and, as appropriate, will be reflected in a Post-Effective Amendment to the registration statement (the “Amendment”) which will be filed separately.

PROSPECTUS

YOUR ACCOUNT WITH THE FUNDS

Class C Purchase Programs

1.
The following disclosure is included under the heading “Class C Shares Purchase Programs,” which discusses how purchasers are entitled to elimination of a CDSC on redemptions of Class C shares: “[t]his includes the redemption of shares purchased through a dealer-sponsored asset allocation program maintained on an omnibus record-keeping system, provided the dealer of record has waived the advance of the first year distribution and service fees applicable to such shares and has agreed to receive such fees quarterly.” Please identify in the registration statement those dealers to which this applies.

Response: The Registrant has removed this disclosure from the Prospectus.

* * * * *

Please contact the undersigned at 626-385-5777 should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ Diane J. Drake

Diane J. Drake
Secretary

2